NEWS RELEASE

Endeavour Reports Record Quarterly Sales Revenues, Mine Operating
Cash-flows and Mine Operating Earnings in First Quarter, 2007

May 15, 2007 - Vancouver, Canada - Endeavour Silver Corp. (EDR: TSX, EJD: DBFrankfurt, and EXK: AMEX) today reported record quarterly sales revenues, mine operating cash-flows and mine operating earnings for the 1st Quarter, 2007. Sales totaled US$7.23 million, cost of sales amounted to US$3.57 million, mine operating cash-flows were US$3.66 million and mine operating earnings came in at US$2.70 million.

The Q1, 2007 Financial Statements and Management Discussion and Analysis have been filed on SEDAR and are reported in US$. The Company changed its functional currency from Canadian dollars to US dollars in Q1, 2007 to reflect the fact that the company’s revenues, expenditures and assets are mostly denominated in US dollars. Financial and operating highlights were as follows:

Financial Highlights

·	Sales revenues	$7.23 million
·	Mine operating cash-flows	$3.66 million
·	Mine operating earnings	$2.70 million
·	Operating profit (loss)	$(0.95 million)
·	Profit (loss) per share	$(0.05)
·	Realized silver price per oz	$13.58
·	Cash cost per silver oz	$5.85
·	Working capital	$37.59 million

Operating Highlights

·	Silver production	490,986 oz
·	Gold production	1,020 oz
·	Silver equivalent production	541,986 oz
·	Plant throughput	531 tpd
·	Silver reserves	9.9 million oz
·	Silver resources	21.1 million oz indicated, 10.0 million oz inferred

Corporate Highlights

  Endeavour common shares listed for trading on AMEX, symbol “EXK”
  Management team strengthened with appointments of John Watkins as CFO, Jorge Luhan Acuna as GM, Guanacevi and Marcos Garcia Chavez as Manager, Mexico Administration
  Drilling extended mineralization at Porvenir mine and discovered three new mineralized zones, Alex Breccia, La Prieta and El Pelayo.
  Reserves tripled at Guanacevi to 9.93 million oz silver and resources also tripled to 21.06 million oz indicated and 9.99 million oz inferred.
  Acquired option to purchase second operating silver mine in Mexico, the Bolanitos Mines project in Guanajuato.

  In Q1, 2007 the Company’s operating and financial results were all related to the Guanacevi Mines project. However that will change in Q2, 2007 with the acquisition of the Bolanitos Mines project in Guanajuato. Management intends to provide guidance with regard to the Bolanitos Mines project when it has completed the 2007 Bolanitos operating plan before the end of Q2, 2007.

  Strictly speaking, there is no comparable Q1 in 2006 because the consolidation of the Mexican subsidiaries only commenced on February 1, 2006. However, sales revenues, mine operating cash-flows and mine operating earnings are all up sharply compared to Q1, 2006 when sales revenues were $2.28 million, mine operating cash-flows were $0.89 million and mine operating earnings were $0.46 million.

  The Operating Loss for the Quarter was $0.95 million after Exploration costs of $1.8 million, General and Administration costs of $1.5 million and Stock Based Compensation of $0.3 million. This compares to an Operating Loss of $1.7 million in the 1st Quarter of 2006 and comparative costs of $0.7 million of General and Administration and Stock Based Compensation of $1.4 million.

  The Loss Before Taxes for Q1, 2007 was $0.5 million after Investment and Other Income compared to $1.5 million in the 1st Quarter 2006. Investment and Other Income increased from $0.1 million in the 1st Quarter 2006 to $0.5 million in the 1st Quarter 2007 due primarily to interest income and foreign exchange gains earned on higher cash balances from share issues.

  Other Comprehensive Income of unrealized gains on marketable securities was $0.4 million in Q1, 2007 compared to Nil in the 1st Quarter 2006. The Company incurred a Loss for the Quarter of $2.2 million after Non-controlling Interest of $1.5 million and Provision for Tax of $0.3 million compared to a loss of $1.7 million in Q1, 2006.

  The cash cost per oz of silver produced for the 1st Quarter 2007 was US$5.85 per oz compared to US$6.13 per oz in Q1 2006. Cash cost per oz of silver is calculated net of gold credits. Operating costs are slowly coming down as the plant throughput rises and plant upgrades are completed.

  In Q1, 2007 higher silver production and higher sales proceeds reflect the commissioning of the newly installed 800 tpd ball mill in late February. The higher loss for the Quarter reflects higher earnings from Mine Operations offset by a higher Non-Controlling Interest share in subsidiary profits, higher General and Administration costs, lower Stock Based Compensation costs and higher Exploration costs.

  Operating activities generated a $1.0 million surplus in Q1, 2007 compared to a loss of $0.3 million in Q1, 2006. This turnaround resulted from the Company’s growing production of silver from its operations at Guanacevi, Mexico and stronger prices for silver and gold.

  Investing activities in the 1st Quarter 2007 were $4.6 million for the acquisition of property, plant and equipment compared to $2.2 million in Q1, 2006.

  Financing activities through the issue of shares raised net $2.9 million in Q1, 2007 compared to $1.2 million in the 1st Quarter 2006.

  Cash and cash equivalents increased from $15.1 million at March 31, 2006 to $31.2 million at March 31, 2007. Cash and cash equivalents and working capital both decreased by $0.7 million during the 1st Quarter 2007 as a result of the share issues and cash surplus from operations minus the property, plant and equipment expenditures. At March 31, 2007 working capital stood at $37.59 million.

  Silver equivalents are based on a 50 silver : 1 gold ratio using $12 silver and $600 gold.

  A conference call to discuss the Q1 results will be held on Wednesday May 16th at 1:15 PM Pacific Time (4:15 PM Eastern Time). To participate in the conference call, please dial the following:

    1-877-461-2814 Canada & USA (Toll-Free)
    416-695-9753 Toronto area callers
    No pass code necessary

  A replay of the conference call will be available until May 30, 2007 by dialing 1-888-509-0081 in Canada & USA (Toll-free) or 416-695-5275 in the Toronto area. The required pass code is 644450. A simultaneous webcast and podcast of the conference call will be posted on the home page of the company's website, www.edrsilver.com.

  Endeavour Silver Corp. is a silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Expansion programs are now underway at the high grade Guanacevi Mines Project in the state of Durango and the Bolanitos Mines Project in the state of Guanajuato. In addition, Endeavour is actively exploring projects in Chihuahua and Michoacan states. The Company's acquisition and expansion programs now underway should enable Endeavour Silver to join the ranks of the top primary silver producers worldwide.

  ENDEAVOUR SILVER CORP.
  Per:

  /s/ "Bradford J. Cooke"

  Bradford J. Cooke
  Chairman and CEO

  For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

  CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

  Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.

  ENDEAVOUR SILVER CORP.
  CONSOLIDATED BALANCE SHEET
  (Unaudited – Prepared by Management)
  (expressed in thousands of US dollars)

		March 31	December 31
	Notes	2007	2006
			restated
ASSETS			note 4 (d)

Current assets
Cash and cash equivalents		$31,167	$31,870
Marketable securities	6	3,972	3,072
Accounts receivable and prepaids	7	3,547	3,104
Inventories		3,056	3,332
Due from related parties		34	34
Total current assets		41,776	41,412

Mineral property, plant and equipment	8	25,918	21,317
Total assets		$67,694	$62,729

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$3,486	$3,046
Income taxes payable		703	4
Total current liabilities		4,189	3,050

Asset retirement obligations	9	974	954
Future income tax liability		2,780	2,968

Total liabilities		7,943	6,972

Non-controlling interest		2,681	1,198

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 43,835,202 shares (2006 - 42,373,988 shares)	Page 5	67,503	63,353
Contributed surplus		4,763	5,064
Accumulated comprehensive income	4	1,112	212
Deficit		(16,308)	(14,070)
Total shareholders' equity		57,070	54,559
		$67,694	$62,729

  Nature of Operations (note 1)
  Commitments and contingencies (notes 5)
  Subsequent events (note 14)

  Approved on behalf of the Board

/s/	Bradford Cooke	/s/	Godfrey Walton
Director		Director

  ENDEAVOUR SILVER CORP.
  CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
  (Unaudited – Prepared by Management)
  (expressed in thousands of US dollars, except for shares and per share amounts)

		Three Months Ended
		March 31,	March 31,
	Notes	2007	2006

Sales		$7,230	$2,281

Cost of sales		3,567	1,390
Depreciation and depletion		959	427
Exploration		1,770	-
General and administrative		1,532	722
Corporate development		35	34
Stock-based compensation	10	317	1,372
Operating profit (loss)		(950)	(1,664)

Foreign exchange gain (loss)		192	(8)
Income (loss) from property option interest		-	22
Investment and other income		294	136

Income (loss) before taxes and other items		(464)	(1,514)
Non-controlling interest		(1,483)	(187)
Income tax provision		(291)	-
Income (loss) for the period		$(2,238)	$(1,701)

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities	4(a)	388	-
Reclassification adjustment for gain (loss) included in net income		-	-
Comprehensive income (loss) for the period		(1,850)	$(1,701)

Basic and diluted loss per share		$(0.05)	$(0.05)

Weighted average number of shares outstanding		43,077,054	32,706,783

  ENDEAVOUR SILVER CORP.
  CONSOLIDATED STATEMENT OF CASH FLOW
  (Unaudited – Prepared by Management)
  (expressed in thousands of U.S. dollars)

		Three Month Ended
		March 31,	March 31,
	Notes	2007	2006

Operating activities
Loss for the period		(2,238)	$(1,701)
Items not affecting cash:
Stock-based compensation		317	1,372
Depreciation and depletion		959	427
Non-controlling interest		1,483	187
Future income tax expense		(407)	-
Unrealized foreign exchange loss		(29)	-
Net changes in non-cash working capital	11	901	(563)
Cash from (used for) operations		986	(278)

Investing activites
Property, plant and equipment expenditures		(4,581)	(2,091)
Acquisition of subsidiary, net of cash acquired		-	(119)
Due from related party		-	-
Investment in marketable securities		-	-
Proceeds from sale of marketable securities		-	-
Cash used in investing activities		(4,581)	(2,210)

Financing activities
Common shares issued		2,892	1,230

Cash from financing activites		2,892	1,230

Increase in cash and cash equivalents		(703)	(1,258)
Cash and cash equivalents, beginning of period		31,870	16,371
Cash and cash equivalents, end of period		$31,167	$15,113